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                                                                  Exhibit T3E.8

Company Press Release

Chemed Corporation and Chemed
Capital Trust Announce Expiration of Exchange Offer

CINCINNATI--Feb. 1, 2000--Chemed Corporation (NYSE:CHE) and Chemed Capital Trust announced today that their offer to exchange Convertible Trust Preferred Securities of Chemed Capital Trust for up to 2,000,000 shares of Capital Stock of Chemed Corporation expired on January 31, 2000, at midnight, Eastern time, and that all shares that were validly tendered and not withdrawn prior to the expiration of the offer were accepted for exchange.

Based on preliminary estimates, when the offer expired, approximately 573,384 shares of Chemed Corporation were tendered, including approximately 1,225 shares subject to guarantee of delivery.

Chemed Corporation (www.chemed.com), headquartered in Cincinnati, is a New York Stock Exchange-listed corporation with strategic positions in plumbing and drain cleaning; home healthcare services; and residential appliance and air-conditioning repair.